August 25, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Woody, Accounting Branch Chief

Re:	Oppenheimer Holdings Inc. Form 10-K Filed March 2, 2011 File No. 001-12043
Dear Sirs:
Oppenheimer Holdings Inc. (the “Company”) is in receipt of additional comments from the United States Securities and Exchange Commission (the “Commission” or the “SEC”) dated August 17, 2011 related to a comment letter from the Commission dated August 4, 2011 to which the Company filed a response on August 15, 2011. The Company’s responses follow the numbered points in the most recent (or August 17) comment letter.
Form 10-K for the year ended December 31, 2010
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Basis of Presentation, page 75
1. We have reviewed your response to comment number one. Please provide to us a quantitative materiality analysis of the out-of-period adjustments without the muting effect of the period end passed adjustments. In addition, please provide to us a more robust materiality analysis of the effect on the financial information provided for the first quarter 2010 Form 10Q and 2010 Form 10K based upon actual numbers as opposed to projected amounts.
Response:
The Company performed an analysis of the impact in relation to the respective SEC reporting line item on the income statement (i.e., compensation and benefits), subtotal (i.e., total revenues and total expenses), pre-tax profits, net income (earnings per share), and book value per share on the condensed consolidated financial statements for the three month period ended March 31, 2010 as well as for the full year ended December 31, 2010 consolidated financial statements. The following table highlights the Company’s three month period ended March 31, 2010 and annual financial results for 2010 by key SEC reporting line item:

OPY 2010 Financial Results

			Compensation	Pre-Tax
			& Related	Income	Net Income/
Period	Revenues	Expenses	Expenses	(Loss)	(Loss)	ETR
1Q-10	$246,862,000	$231,002,000	$158,179,000	$15,860,000	$9,168,000	40.96%
2010	$1,035,072,000	$964,306,000	$672,244,000	$70,766,000	$38,331,000	42.66%
The table below provides a summary the amount related to the GHY Loan out-of-period adjustment on the 1Q-10 and the full year 2010 results:

Period	GHY Loan
1Q-10	$(3,749,935)
2010	$(3,749,935)
The following table summarizes the impact on pre-tax income and net income when taking into account the GHY Loan out-of-period adjustment for the three month period ended March 31, 2010 and the twelve month period ended December 31, 2010 under both the “Rollover” and “Iron Curtain” approaches after eliminating the effect of the period end passed adjustments:
Quantitative Materiality Assessment — Rollover & Iron Curtain Methods

				Percentage Impact On:
			Tot. Adj. % of					Comp. &
			Annual Pre-	Pre-Tax				Related
Period	Method	GHY Loan	Tax Income	Income	Net Income	Revenues	Expenses	Exp.
1Q-10	Rollover	$(3,749,935)	-5.3%	-23.6%	-24.1%	-1.52%	-1.62%	-2.37%
	Iron Curtain	$(3,749,935)	-5.3%	-23.6%	-24.1%	-1.52%	-1.62%	-2.37%
2010	Rollover	$(3,749,935)	-5.3%	-5.3%	-5.6%	-0.36%	-0.39%	-0.56%
	Iron Curtain	$(3,749,935)	-5.3%	-5.3%	-5.6%	-0.36%	-0.39%	-0.56%
When considering whether the financial statements for each of the periods listed in the above tables were materially misstated, the Company focused on whether the corrected financial statements would be materially different from financial statements that did not reflect the adjustment. Management used the “Rollover” method to evaluate whether previously issued financial statements would have been materially misstated as this method quantifies the actual financial statement errors for each period. The “Iron Curtain” approach was also used to evaluate the timing and impact of correcting the adjustments.
Under the Rollover method, the impact of the adjustments on a percentage basis on pre-tax income (loss) or net income (loss) appears to be significant; however, given the Company’s low pre-tax profits (losses) during 1Q-10, the large percentage is somewhat misleading. When considering the GHY Loan out-of-period adjustment as a percentage of total revenues and total expenses, the impact is much more muted as it was 152bps and 162bps and 36bps and 39bps on an absolute basis during 1Q-10 and full year 2010, respectively. In addition, when considering the impact on the compensation and related expenses line item under the Rollover approach, the impact on an absolute basis was 237bps and 56bps during 1Q-10 and full year 2010, respectively.

Compensation as a percentage of revenues, a widely used metric in the securities industry, was not significantly impacted by the adjustments. As indicated in the below table, under the Rollover method, this ratio was effected on an absolute basis 152bps and 36bps for 1Q-10 and full year 2010, respectively.
Comp % of Revenues — Rollover Method

Period	Before	After	Diff.
1Q-10	64.1%	65.6%	-1.52%
2010	64.9%	65.3%	-0.36%
In addition, the correction of the error in 1Q-10 of $3.7 million makes up only 2.3% of the total $158.2 million in compensation and related expenses in 1Q-10 and 0.56% of the $672.2 million in compensation and related expenses for the full year 2010.
The Company reassessed the impact of the out-of-period adjustment by eliminating the muting effect of the period end passed adjustments and using the actual results for1Q-10 and the full year 2010 versus the amounts originally estimated in the following tables:
Quantitative Materiality Assessment — 2010 (Estimated)

			Percentage Impact On:
							Comp. &
							Related
Period	Method	GHY Loan	Pre-Tax Income	Net Income	Revenues	Expenses	Exp.
1Q-10	Rollover	$(3,749,935)	-24%	-24%	-1%	-2%	-2%
2010	Rollover	$(3,749,935)	-5%	-5%	0%	0%	-1%
Quantitative Materiality Assessment — 2010 (Actual)

			Percentage Impact On:
							Comp. &
							Related
Period	Method	GHY Loan	Pre-Tax Income	Net Income	Revenues	Expenses	Exp.
1Q-10	Rollover	$(3,749,935)	-24%	-24%	-2%	-2%	-2%
2010	Rollover	$(3,749,935)	-5%	-6%	0%	0%	0%
Quantitative Materiality Assessment — 2010 (Estimated) versus 2010 (Actual)

			Percentage Impact On:
							Comp. &
							Related
Period	Method	GHY Loan	Pre-Tax Income	Net Income	Revenues	Expenses	Exp.
1Q-10	Rollover		0%	0%	1%	0%	0%
2010	Rollover		0%	1%	0%	0%	1%
Due to the minor impact of the period end passed adjustments (i.e., $135 thousand) and the precision of the Company’s estimates of 1Q-10 and full year 2010 financial results compared to actual results for each of those periods, the Company’s conclusions reached regarding materiality for both of the periods were not impacted. Based on the above and after careful consideration of all of the quantitative and qualitative aspects as described in the Company’s analysis performed in accordance with SEC Staff Accounting Bulletin No. 99 — Materiality and SEC Staff Accounting Bulletin No. 108 — Quantifying

Misstatements dated March 30, 2010 and included as Appendix A in the Company’s August 15, 2011 response to the SEC’s comment letter dated August 4, 2011, the Company believes that it is highly unlikely that the correcting entries recorded in 1Q-10 would affect the judgment of a reasonable person relying upon the financial statements nor would such a person’s judgment have been changed or influenced by the inclusion or correction of the item in the prior year’s financial statements. Thus, the Company deemed the errors identified as immaterial to the condensed consolidated financial statements for the three month period ended March 31, 2010 and for the consolidated financial statements for the twelve month period ended December 31, 2010.
Balance Sheet Items
2. Securities purchase under agreements to resell and securities sold under agreements to repurchase, page 80
2. We have reviewed your response to comment number two. Please disclose in future filings the amount of repurchase agreements qualifying for sales accounting at each balance sheet date, the average quarterly balance of repurchase agreements qualifying for sales accounting, the reasons for quarterly fluctuations, and the quarterly gross leverage ratios including and excluding the effects of your accounting for “repos-to-maturity.”
Response:
In future filings, the Company will disclose the amount of repurchase agreements qualifying for sales accounting at each balance sheet date, the average quarterly balance of repurchase agreements qualifying for sales accounting, the reasons for quarterly fluctuations, and the quarterly gross leverage ratios including and excluding the effects of accounting for “repos-to-maturity” under the subheading “Liquidity” in the “Liquidity and Capital Resources” section of Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
13. Commitments and Contingencies, page 113
3. We have considered your response to our prior comment 4. In your response you indicate that in certain cases you are unable to determine if there is a reasonable possibility that a loss has been incurred and that in these instances you have disclosed the nature of the contingency, the type of case and the status of the case. Please explain to us where these disclosures have been included in your consolidated financial statements. Further, we note that in certain instances you have determined that a loss was probable and reasonably estimatable, but the amount of the loss was immaterial. Please tell us the amount accrued in aggregate and whether management has determined if this amount was material. Lastly, within your response you did not address the need to disclose the range of possible loss in excess of amounts accrued and whether the top of that range is material to your financial statements individually and in the aggregate.

Response:
As noted by the SEC, the Company stated in the U.S. Airways case, that it was unable to determine whether there was a reasonable possibility that a loss had been incurred. In this case, the Company disclosed the nature of the case, the type of case, and the status of the case in the Auction Rate Securities section of Item 3. Legal Proceedings. However, the Company did not explicitly state that, as a result of this, it had concluded that a reasonable possibility of loss did not exist, and, accordingly, did not include related disclosure in its consolidated financial statements. In future filings, the Company will disclose whether it has concluded or not concluded that a reasonable possibility of a loss or an additional loss exists and if so, shall disclose the nature of the contingency, the type of case, and the status of the case. The Company will also provide an estimate of the possible loss or range of possible loss for all cases in the aggregate, when it has the ability to do so. Otherwise, for material cases or groups of material cases it shall indicate why an estimate of the loss or range of loss cannot be made.
In the named cases where the Company determined that a loss was probable and reasonably estimable, the aggregate amount accrued was $3.7 million which management determined not to be material. Based primarily on the fact that the Hansen and Investec cases were predominantly claims for rescission (although there was a portion of the Investec case where money damages were claimed), the Company believed that there was not a reasonable possibility of loss in excess of amounts accrued and, accordingly, did not disclose a range of excess loss.
*****
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have further questions or comments, do not hesitate to contact the undersigned.
Yours truly,
Oppenheimer Holdings Inc.
Jeffrey J. Alfano,
Chief Financial Officer